[SUNBEAM LOGO]/registered trademark/

FOR IMMEDIATE RELEASE:

       SUNBEAM ACQUIRES THREE PUBLICLY TRADED CONSUMER PRODUCTS COMPANIES:
                    COLEMAN, SIGNATURE BRANDS AND FIRST ALERT
                *****AL DUNLAP SIGNS NEW THREE YEAR CONTRACT*****

DELRAY BEACH, FL, MARCH 2, 1998 - Sunbeam Corporation (NYSE: SOC) initiated an aggressive expansion strategy today with the announcement of the acquisitions of three separate market leading durable consumer product companies. These transactions will enhance shareholder value by nearly tripling the Company's annual revenues, expanding its geographic presence, complementing its existing product lines and leveraging operational synergies. The three transactions will total approximately $2.5 billion and will be meaningfully accretive to Sunbeam's earnings within twelve months. The transactions are subject to regulatory approvals and other customary conditions and are expected to close within the next two months.

The Coleman Company, Inc. (NYSE: CLN), with 1997 revenues of $1.1 billion is the global leader in outdoor recreation and hardware products with powerful brands such as Coleman/registered trademark/, Powermate/registered trademark/, Camping Gaz/registered trademark/ and Eastpak/registered trademark/. The Company, based in Wichita, KS, operates 17 manufacturing facilities and employs approximately 6,000 people around the world. The transaction is valued at approximately $2.0 billion, consisting of approximately $815 million in Sunbeam stock and the balance in debt financing. Shareholders of The Coleman Company, Inc. will receive $6.44 in cash and 0.5677 shares of Sunbeam stock for each share of Coleman stock.

Signature Brands USA, Inc. (NASDAQ: SIGB), with 1997 revenues of $279 million, is the North American leader in coffee makers marketed under the Mr. Coffee/registered trademark/ brand name and is a leader in consumer health products marketed under the Health o meter/registered trademark/ brand. The Company, based in Glenwillow, OH, operates two manufacturing facilities and employs approximately 1,000 people. The transaction is valued at approximately $250 million consisting of a cash tender offer of $8.25 per SIGB share and the assumption of existing debt.

First Alert, Inc. (NASDAQ: ALRT) with 1997 revenues of $187 million, is the worldwide leader in residential safety equipment, including smoke and carbon monoxide detectors. The Company, which is based in Aurora, IL, operates two manufacturing facilities and employs approximately 2,100 people. The transaction is valued at approximately $175 million consisting of a cash tender offer of $5.25 per ALRT share and the assumption of existing debt.

Albert J. Dunlap, Sunbeam's chairman and chief executive officer stated, "The successful turnaround of Sunbeam, including the dramatic improvement of the underlying business, has provided us with a solid platform for profitable growth. These three separate transactions


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Sunbeam
March 2, 1998
Page Two of Three

represent the next phase of our plan to create value for Sunbeam's shareholders. We looked at various alternatives to increase shareholder value. Ultimately we decided there is phenomenal value to be created in assuming the leadership role in consolidating the industries in which we compete. These acquisitions enable us to accelerate our growth rate by expanding our geographic presence, entering new product lines and leveraging the strength of dominant brand names such as Coleman/registered trademark/, Camping Gaz/registered trademark/, Eastpak/registered trademark/, First Alert/registered trademark/, Mr. Coffee/registered trademark/, and Health o meter/registered trademark/, along with Sunbeam/registered trademark/, Oster/registered trademark/ and Grillmaster."

Mr. Dunlap added, "Our strategy is to become the global leader in the durable consumer products industry through continued internal growth augmented by further strategic acquisitions of high quality consumer brands. Our proven track record coupled with our financial strength will enable us to successfully execute this strategy."

The Company anticipates initial synergies of approximately $150 million which will result in a substantial EPS accretion in 1999. A one time charge is expected in 1998 in order to restructure and consolidate these three companies into Sunbeam.

Additionally, the Company announced that Chairman and Chief Executive Officer Albert J. Dunlap, along with Executive Vice Presidents Russell A. Kersh and David C. Fannin have all renewed their commitment to the Company by signing new three year employment contracts. Mr. Kersh was named to the new position of vice chairman of Sunbeam. Mr. Dunlap stated, "I am eager to continue to create tremendous value for our shareholders by building the leading durable consumer products company in the world. This new employment agreement will put to rest any rumors that I would leave the Company."

"This is a fantastic situation for all Sunbeam shareholders giving them the opportunity to participate in the wealth that Al Dunlap and his team are building," said Ronald O. Perelman, who will become Sunbeam's second largest shareholder after the transaction. "Coleman will thrive as part of Sunbeam's unbeatable family of brands," added Mr. Perelman.

Michael Price, president and chief executive officer of Franklin Mutual Series Fund, Sunbeam's largest shareholder, praised the transactions and new contracts. "With the simultaneous acquisitions of these three publicly traded companies, Sunbeam is launching into a bold new phase as the consolidator in its industries," Mr. Price said. "Utilizing Al's unique ability to restructure and reposition companies, the opportunities for operating synergies and incremental sales growth is substantial. Al's renewed commitment indicates to me that the best is yet to come for Sunbeam and its shareholders," Mr. Price added.


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Sunbeam
March 2, 1998
Page Three of Three

Morgan Stanley & Co. Incorporated acted as financial advisor to Sunbeam in all three of the aforementioned transactions.

Sunbeam Corporation is a leading consumer products company that designs, manufactures and markets, nationally and internationally, a diverse portfolio of brand name products. The Company's Sunbeam/registered trademark/ and Oster/registered trademark/ brands have been household names for generations, both domestically and abroad, and the Company is a market leader in many of its product categories.

CAUTIONARY STATEMENTS - Statements contained in this press release, including statements relating to the Company's expectations regarding anticipated performance in the future, are "forward looking statements," as such term is defined in the Private Securities Litigation Reform Act of 1995. Actual results could differ materially from the Company's statements in this release regarding its expectations, goals, or projected results, due to various factors, including those set forth in the Company's Cautionary Statements contained in its Form 10-K, filed with the Securities and Exchange Commission on March 31, 1997.

                              *********************

             THE COMPANY WILL CONDUCT A CONFERENCE CALL ON MONDAY,
                        MARCH 2, 1998 AT 2:00 P.M. EST.
                     THE CALL IN NUMBER IS (312) 470-0142. .
                               PASSWORD: SUNBEAM

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                                 Please contact:

  Media:                                               Investors:

Mari Hope                                            Rich Goudis
Hill & Knowlton                                      Sunbeam Corporation
212-885-0306                                         561-243-2142